                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K
                                  ANNUAL REPORT

                           Pursuant to Section 15 (d)

                     of the Securities Exchange Act of 1934

                      for the year ended December 31, 2001

                         TRUMP CAPITAL ACCUMULATION PLAN
                            (Full title of the Plan)

                      TRUMP HOTELS AND CASINO RESORTS, INC.
          (Name of Issuer of the securities held pursuant to the Plan)


                                 1000 Boardwalk
                         Atlantic City, New Jersey 08401
                     (Address of principal executive office)


================================================================================

TRUMP CAPITAL ACCUMULATION PLAN

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2001 AND 2000
TOGETHER WITH AUDITORS' REPORT

INDEX

                                                                          Page
                                                                          ----
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                     1

FINANCIAL STATEMENTS
    Statements of Net Assets Available for Plan Benefits as of
       December 31, 2001 and 2000                                            2
    Statement of Changes in Net Assets Available for Plan
       Benefits for the Year Ended December 31, 2001                         3

NOTES TO FINANCIAL STATEMENTS                                              4-7

SUPPLEMENTAL SCHEDULE:
    I -- Schedule of Assets (Held at End of Year)                          8-9

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Benefits Committee of the
Trump Capital Accumulation Plan:

We have audited the accompanying statements of net assets available for Plan benefits of the Trump Capital Accumulation Plan (the "Plan") as of December 31, 2001 and 2000, and the related statement of changes in net assets available for Plan benefits for the year ended December 31, 2001. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits as of December 31, 2001 and 2000, and the changes in its net assets available for Plan benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                      ARTHUR ANDERSEN LLP


Roseland, New Jersey
May 1, 2002

TRUMP CAPITAL ACCUMULATION PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
AS OF DECEMBER 31, 2001 AND 2000


                                                         2001           2000
                                                     ------------   ------------
ASSETS:
    Investments, at market value                     $117,869,540   $113,985,298
                                                     ------------   ------------

RECEIVABLES:
   Participant contributions                              336,557        454,751
   Employer contributions                                  80,608              -
                                                     ------------   ------------
                 Total receivables                        417,165        454,751
                                                     ------------   ------------

OTHER
                 Net assets available for                 121,058         15,463
                                                     ------------   ------------
                    Plan benefits                    $118,407,763   $114,455,512
                                                     ============   ============

The accompanying notes to financial statements are an integral part of these statements.

TRUMP CAPITAL ACCUMULATION PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2001


ADDITIONS:
  Additions to net assets attributed to-
     Investment income-
        Interest income                                            $  1,035,367
        Dividend income                                               4,149,226
                                                                   ------------
                                                                      5,184,593
                                                                   ------------

     Contributions-
        Participant                                                  11,292,351
        Employer, net of forfeitures                                  3,314,680
        Rollover                                                         97,479
        Transfers from related plans                                  7,725,439
                                                                   ------------
                                                                     22,429,949
                                                                   ------------
               Total additions                                       27,614,542
                                                                   ------------

  Deductions-
     Deductions from net assets attributed to-
        Net depreciation in fair value of investments                15,471,851
        Benefits paid to participants                                 8,189,644
        Administrative expenses                                             796
                                                                   ------------
               Total deductions                                      23,662,291
                                                                   ------------
               Net increase                                           3,952,251

NET ASSETS AVAILABLE FOR PLAN BENEFITS:

   Beginning of year                                                114,455,512
                                                                   ------------
   End of year                                                     $118,407,763
                                                                   ============

The accompanying notes to financial statements are an integral part of this statement.

TRUMP CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000



1.   SUMMARY OF SIGNIFICANT
     ACCOUNTING POLICIES
     -----------------------

Basis of Accounting
-------------------

The accompanying financial statements of the Trump Capital Accumulation Plan (the "Plan") have been prepared on the accrual basis of accounting.

Plan Expenses
-------------

Expenses related to the administration of the Plan have been paid by Trump Taj Mahal Associates (the "Plan Sponsor") and Trump Castle Associates (collectively the "Companies"). The Companies pay all administrative expenses of the Plan, except for the administrative costs of mutual funds and loan processing fees. The Companies costs represent trustee fees and professional services and amounted to approximately $25,000 in 2001.

Investments
-----------

The investments included in the statements of net assets available for Plan benefits are stated at market value. Market value is the unit valuation of the security at the Plan year-end as determined by Merrill Lynch Trust Company ("Merrill Lynch"), the trustee of the Plan (the "Trustee"). Accounting records are maintained on the accrual basis, investment transactions are recorded on the trade date basis and gains and losses are calculated based upon an aggregate participant cost that is maintained on an average unit cost basis.

Use of Estimates
----------------

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amount of net assets and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties
-----------------------

The Plan provides for various investment options in investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participant's account balances and the amounts reported in the statements of net assets available for Plan benefits and the statement of changes in net assets available for Plan benefits.

2.   PLAN DESCRIPTION
     ----------------

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

TRUMP CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000



General
-------

The Plan is a 401(k) Savings Plan, which was established by the Plan Sponsor and became effective on January 1, 1989. All full or part-time non-union employees become eligible for participation in the Plan on the enrollment date immediately following the completion of 12 months of service and the attainment of age 18. In addition, union employees covered by a collective bargaining agreement that provides for participation in the Plan may enroll upon meeting the same requirements as non-union employees.

The Plan is administered by a committee appointed by the Plan Sponsor (the "Plan Administrator"). Merrill Lynch Trust Company was appointed as the trustee of the Plan by the Plan Administrator.

Contributions
-------------

   Participants
   ------------

Non-highly compensated participants, as defined, are eligible to voluntarily contribute to the Plan up to 20% of their annual compensation, as defined. Highly compensated participants, as defined, are eligible to voluntarily contribute to the Plan up to 7% of their annual compensation, as defined. Tax deferred contributions are subject to a limit by the Internal Revenue Code. The 2001 limit was $10,500 per participant. Contributions to the Plan are invested by the Trustee, as designated by the participant, in increments of 5%.

   Companies
   ---------

The Companies contribute to the Plan 50% of each participant's contributions, not to exceed 3% of the participant's annual compensation, as defined. Company contributions are allocated between funds as determined by the employee.

   Participant Rollovers
   ---------------------

The Plan permits eligible participants, as defined, to rollover cash or other property acceptable to the Plan Administrator from another qualified plan in addition to qualified voluntary participant contributions.

Distributions to Participants
-----------------------------

Each participant has a fully vested interest in the amount of his or her contributions together with the allocable Plan earnings. Contributions from the Companies vest based on the vesting schedule described below. The full value of the participant's vested interest in his or her account in the Plan will be distributed upon termination of the participant's employment. The normal form of payment is by lump sum; however, if a participant's vested benefit from all contributions exceeds $5,000, a participant has the right to receive payment in equal periodic monthly, quarterly, semi-annual or annual installments over a period not to exceed ten years.

A participant may also withdraw all or part of his or her account upon attainment of age 59-1/2 or financial hardship, as defined in the Plan.

Upon termination of employment prior to eligibility for retirement, a participant is eligible to receive the vested balance in his or her account. There were no payments due to participants who have requested to withdraw their funds prior to December 31, 2001 or 2000.

TRUMP CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000



Vesting
-------

Voluntary contributions are fully vested at all times and are not subject to forfeiture.

The Companies contributions vest based upon the participant's years of continuous service as follows-

            Years of Continuous Service                   Percentage Vested
            -------------------------------               ----------------------
            Less than two years                                     0%
            Two years                                               25%
            Three years                                             50%
            Four years                                              75%
            Five years or more                                     100%

Forfeitures
-----------

The portion of a former participant's account which is not distributed because of the vesting provision will reduce the amount of the Companies future contributions. During 2001, $120,418 was used to reduce Company contributions. As of December 31, 2001 and 2000, $14,324 and $928 were available to reduce future Company contributions, respectively.

Loans
-----

The Plan permits participants to borrow from their accounts at terms established by the Plan Administrator. Participants may borrow up to the lesser of $50,000 or 50% of their vested account balance for specific reasons, as defined by the Plan. Each loan is secured by the borrower's vested interest in the Plan and is subject to other requirements, as defined. Interest on loans is charged at a rate that is comparable to similar loans made by commercial lenders. Loans outstanding as of December 31, 2001 had interest rates ranging from 6.00% to 10.50%. Loan repayment terms range up to five years (fifteen years if the loan was used to purchase a primary residence). A small administrative fee is required to process all loans.

3.   INVESTMENTS
     -----------

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows-

                                                                      December 31,
                                                               -------------------------
                                                                   2001          2000
                                                               -----------   -----------
      Merrill Lynch Pacific Fund                               $ 5,623,680*  $ 6,870,649
      Merrill Lynch U.S. Government Mortgage Fund                5,849,816     5,051,534**
      Merrill Lynch Balanced Capital Fund                       10,732,646    11,534,368
      Merrill Lynch Basic Value Fund                            16,015,221    16,641,993
      Davis New York Venture Fund                                9,591,007     8,214,433
      Merrill Lynch Ready Assets Trust Fund                     11,728,217    10,581,412


 * Fund does not represent 5% or more of Plan net assets as of December 31, 2001.
** Fund does not represent 5% or more of Plan net assets as of December 31, 2000.

TRUMP CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $15,471,851 as follows-

       Mutual Funds                                     $(14,542,515)
       Common Stock                                         (929,336)
                                                        ------------
                                                        $(15,471,851)
                                                        ============

4.   TAX STATUS
     ----------

The Plan obtained its latest determination letter on February 18, 2000, which covered all amendments through December 31, 1999, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.

5.   PLAN TERMINATION
     ----------------

While the Plan Sponsor has not expressed any intent to terminate the Plan, the Plan Sponsor may do so at any time subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of termination, each participant is entitled to the value in his or her separate account.

6.   RELATED PARTY
     TRANSACTIONS
     ------------

Certain Plan investments are shares of mutual funds managed by Merrill Lynch. Merrill Lynch is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

Certain Plan investments include shares of Trump Hotels and Casino Resorts, Inc. common stock ("Common Stock") and, therefore, these transactions qualify as party-in-interest. As of December 31, 2001 and 2000, the Plan holds Common Stock with a market value of $1,352,254 and $1,618,656, respectively. During the year ended December 31, 2001, Common Stock was acquired at a cost of $1,390,107; and Common Stock was sold with an original cost basis of $1,042,240.

The Plan Sponsor has sister companies that also sponsor a similar Savings Plan. During 2001, net transfers from related plans amounted to $7,725,439.

7.   SUBSEQUENT EVENTS
     -----------------

On January 1, 2002, the Plan received all of the assets of the Trump Savings Plan, a Plan Sponsored by a sister company of the Plan Sponsor.

TRUMP CAPITAL ACCUMULATION PLAN                                       SCHEDULE I

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2001
EMPLOYER IDENTIFICATION #22-3136368, PLAN NUMBER 001

      (b) Identity of issue,          c) Description of investment including maturity
       borrower, lessor or                    date, rate of interest, collateral,                       (d) Market
(a)      similar party                               par or maturity value                               Value
---   -----------------------   --------------------------------------------------------------------   -------------
*      Merrill Lynch            Pacific Fund, Overseas Equity Securities, 337,353 units of
                                    participation                                                      $  5,623,680

*      Merrill Lynch            U.S. Government Mortgage Fund, U. S. Government Agencies, 589,696
                                    units of participation                                                5,849,816

*      Merrill Lynch            Balanced Capital Fund, Equity Securities, 401,521 units of
                                    participation                                                        10,732,646

*      Merrill Lynch            Basic Value Fund, Equity and Debt Securities, 546,968 units of
                                    participation                                                        16,015,221

*      Merrill Lynch            Fundamental Growth Fund, Equity Securities, 215,398 units of
                                    participation                                                         3,900,856

*      Merrill Lynch            Global Allocation Fund, U. S. and Foreign Equity and Debt
                                    Securities, 178,830 units of participation                            2,297,967

       Templeton Funds, Inc.    Templeton Foreign Fund, Foreign Equity and Debt Securities,
                                    143,940 units of participation                                        1,331,445

       MFS Funds                MFS Emerging Growth Fund, Equity Securities, 109,522 units of
                                    participation                                                         3,638,336

       Davis Funds, Inc.        Davis New York Venture Fund, Foreign Equity Securities, 377,153
                                    units of participation                                                9,591,007

       Delaware Group           Delaware Trend Fund, Equity Securities, 270,585 units of
                                    participation                                                         4,973,358

       Pimco                    Total Return Fund, Equity and Debt Securities, 132,719 units of
                                    participation                                                         1,388,238

*      Merrill Lynch            Equity Index Trust Fund, Equity Securities,
                                    32,311 units of participation                                         2,604,302

       Federated                High Income Bond Fund, Equity and Debt Securities, 16,314 units of
                                    participation                                                           124,968

       MFS Funds                Utilities Fund, Equity and Debt Securities,
                                    57,966 units of participation                                           505,459

       Massachusetts Investors  Growth Fund, Equity and Debt Securities, 155,239 units of
                                    participation                                                         2,001,026

       Massachusetts Investors  Trust Fund, Equity Securities, 73,113 units of participation              1,212,221

*      Merrill Lynch            Healthcare Fund, Equity Securities, 252,714 units of participation        1,738,670

       Alliance                 Premier Growth Fund, Equity Securities,
                                    74,753 units of participation                                         1,518,973

       Seligman                 Communications Fund, Equity Securities,
                                    169,326 units of participation                                        4,327,979

       Davis Funds, Inc.        Davis Series Financial Fund, Equity Securities,
                                    15,910 units of participation                                           524,698

TRUMP CAPITAL ACCUMULATION PLAN                                       SCHEDULE I
                                                                     (Continued)

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2001
EMPLOYER IDENTIFICATION #22-3136368, PLAN NUMBER 001

      (b) Identity of issue,          c) Description of investment including maturity
       borrower, lessor or                    date, rate of interest, collateral,                          (d) Market
(a)      similar party                               par or maturity value                                    Value
---   -----------------------       -----------------------------------------------------------------    ---------------
        Pioneer                     Growth Shares Fund, Equity Securities,
                                        45,432 units of participation                                    $      631,510

*       Merrill Lynch               Eurofund Fund, Equity Securities, 17,179 units of participation             215,772

        Pimco                       Innovation Fund, Equity Securities, 86,619 units of participation         1,958,464

        Munder                      Net Net Fund, Equity Securities, 67,222 units of participation            1,208,656

        Van Kampen                  Emerging Growth Fund, Equity Securities,
                                        51,382 units of participation                                         2,174,498

        ING Pilgrim                 Small Cap Opportunities Fund, Equity Securities,
                                        19,103 units of participation                                           579,191

        Oppenheimer                 International Growth Fund, Equity Securities,
                                        11,639 units of participation                                           175,171

        Oppenheimer                 Global Growth & Income Fund, Equity and Debt Securities,
                                        20,503 units of participation
                                                                                                                463,156
                                                                                                         --------------
                 Total investment in mutual funds                                                            87,307,284
                                                                                                         --------------
*       Trump Hotels & Casino       Trump Hotels & Casino Resorts, Inc. Common Stock,
            Resorts, Inc.               1,175,873 shares                                                      1,352,254
                                                                                                         --------------
*       Merrill Lynch               Retirement Preservation Trust Fund, Money Market Funds, 5,170,001
                                        units of participation                                                5,170,001

*       Merrill Lynch               Ready Assets Trust Fund, Money Market Funds,
                                        11,728,217 units of participation
                                                                                                             11,728,217
                                                                                                         --------------
                 Total investment in money market funds                                                      16,898,218
                                                                                                         --------------

        Participants' Loans         Interest rates ranging from 6.00% to 10.50% and maturities ranging from 2002 through 2016
                                                                                                             12,311,784
                                                                                                         --------------
                                                                                                         $  117,869,540
                                                                                                         ==============

*Denotes party-in-interest

The accompanying notes to financial statements are an integral part of this schedule.

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K into the Trump Hotels & Casino Resorts, Inc. previously filed Form S-8 Registration Statement No.333-2201.


                                                             ARTHUR ANDERSEN LLP


Roseland, New Jersey
May 15, 2002